Interim Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

NORTHERN CANADIAN MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

November 7, 2005

NORTHERN CANADIAN MINERALS INC.
(Formerly American Nevada Gold Corp.)
(An Exploration Stage Company)

Balance Sheets
September 30, 2005 and December 31, 2004
(Unaudited - prepared by management)

	September 30, 2005	December 31, 2004

Assets

Current:
Cash	$245,505	$200,301
Amounts receivable	13,039	3,583
Prepaid expenses	11,144	614
	269,696	204,498

Equipment and leasehold improvements (note 3)	8,051	4,142

Interest in unproven mineral properties (note 4)	334,228	388,200
	$611,967	$596,840

Liabilities

Current:
Accounts payable and accrued liabilities	16,194	9,630

Shareholders' Equity

Share capital (note 5)	4,041,001	3,481,668
Contributed surplus (note 5(f))	111,092	98,895
Deficit	(3,556,320)	(2,993,353)
	595,773	587,210
	$611,967	$596,840

Nature of operations (note 1)

Subsequent event (note 5(e))

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.
(Formerly American Nevada Gold Corp.)
(An Exploration Stage Company)

Statements of Operations and Deficit
For the nine months ended September 30, 2005 and 2004
(Unaudited - prepared by management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2003

Revenues:
Interest	$368	$150	$976	$181

Expenses:
Advertising, travel and promotion	2,509	8,726	29,342	9,518
Amortization	467	136	1,197	405
Bank charges and interest	165	224	470	390
Insurance	462	1,152	462	1,152
Management fees	15,000	15,000	45,000	45,000
Office, rent and administration	11,076	8,602	35,119	27,875
Professional fees	811	1,006	5,154	1,602
Regulatory and transfer agent	6,531	9,781	16,580	18,814
Stock based compensation	2,382	12,636	12,197	15,268
Wages and benefits	1,668	7,420	17,472	13,425
	41,071	64,683	162,993	133,449
Loss for the period before other item	40,703	64,533	162,017	133,268
Other item:
Write-off of interest in unproven mineral properties	400,950	-	400,950	-
Loss for the period	441,653	64,533	562,967	133,268
Deficit, beginning of period, as previously reported	3,114,667	2,834,823	2,993,353	2,720,680
Adjustment to reflect change in accounting for employee stock options (note 2(h))	-	-	-	45,408
Deficit, beginning of period, restated	3,114,667	2,834,823	2,993,353	2,766,088

Deficit, end of period	$3,556,320	$2,899,356	$3,556,320	$2,899,356
	(0.00	(0.00
Loss per share	$0.05	$0.01	$0.07	$0.01
Weighted average number of common shares	8,666,351	13,168,148	7,819,193	20,238,760

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.
(Formerly American Nevada Gold Corp.)
(An Exploration Stage Company)

Statements of Cash Flows
For the nine months ended September 30, 2005 and 2004
(Unaudited - prepared by management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Loss for the period	$(441,653)	$(64,533)	$(562,967)	$(133,268)
Items not involving cash
Amortization	467	136	1,197	405
Stock based compensation	2,382	12,636	12,197	15,268
Write-off of interest in unproven mineral properties	400,950	-	400,950	-
Change in non-cash operating working capital:
Amounts receivable	(7,984)	(2,248)	(9,456)	(3,597)
Prepaid expenses	(8,110)	571	(10,530)	642
Due from related parties	-	-	-	10,170
Accounts payable and accrued liabilities	(20,324)	183	6,564	(26,781)
	(74,272)	(53,255)	(162,045)	(137,161)

Investing:
Interest in unproven mineral properties	(43,590)	-	(116,978)	-
Purchase of equipment and leasehold improvements	(812)	-	(5,106)	-
	(44,402)	-	(122,084)	-

Financing:
Due to/from related parties	-	(52,222)	-	-
Common shares issued by way of private placement	75,000	375,000	75,000	375,000
Exercise of warrants	178,667	-	254,333	-
Share issuance costs	-	(17,550)	-	(17,550)
	253,667	305,228	329,333	357,450
Increase in cash	134,993	251,973	45,204	220,289
Cash, beginning of period	110,512	900	200,301	32,584
Cash, end of period	$245,505	$252,873	$245,505	$252,873
Supplemental cash flow information:
Shares issued on acquisition of mineral property	$230,000	$-	$230,000	$-

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

1.

Nature of operations

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The Company’s principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company’s future operations are dependent upon the Company’s ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment to equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests.   Where estimates have been used financial results as determined by actual events could differ from those estimates.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

 (c)

Foreign currency

The functional currency of the Company is Canadian dollars. Monetary assets and liabilities owing in a foreign currency are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses arising on translation are included in operations for the period.

 (d)

Equipment and leasehold improvements

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers

30% per annum

Furniture

20% per annum

Leasehold improvements

            term of lease

In the year of acquisition, only one-half of the normal amortization is recorded.

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse, abandoned, or determined by management to be impaired.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, management evaluates the status of the Company’s mineral property interests based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581 and CICA Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract (“EIC”) 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section

3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties

The Company has adopted CICA Handbook Section 1581 and 3062, and management has determined that accounting for the cost of its mining assets and the exploration of these assets does not result in a material difference to the financial statements for the nine months ended September 30, 2005 and 2004.

(f)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

(g)

Earnings (Loss) per share

Earnings (Loss) per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the period.

The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the period.

The options and warrants outstanding have an anti-dilutive effect on earnings (loss) per share. For the periods presented, basic and diluted earnings (loss) per share are equal.

The comparative loss per share figures have been restated to reflect the 5:1 share consolidation as described in Note 5(b).

(h)

Stock based compensation

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

2.

Significant accounting policies (continued)

(h)

Stock based compensation

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 and has restated prior periods as displayed on the statements of operations and deficit.

(i)

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on these financial statements.

(j)

Risk management

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

3.

Equipment and leasehold improvements

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$6,321	$2,313	$4,008	$5,509	$1,367	$4,142
Furniture	1,772	111	1,661	-	-	-
Leasehold improvements	2,522	140	2,382	-	-	-
	$10,615	$2,564	$8,051	$5,509	$1,367	$4,142

4.

Interest in unproven mineral properties

A summary of interest in unproven mineral properties and deferred exploration is as follows:

	Uranium Properties	Pamlico	Gold Bar	Total
Acquisition costs:
Balance, December 31, 2003 & 2004	$-	$71,750	$71,750	$143,500
Acquisition costs during the period	280,000	-	-	280,000
Write-off of acquisition costs	-	(71,750)	(71,750)	(143,500)
Balance, September 30, 2005	280,000	-	-	280,000

Deferred exploration:
Balance, December 31, 2003 & 2004	-	28,250	216,450	244,700
Claim maintenance	20,824	-	12,750	33,574
Geological consulting	24,904	-	-	24,904
Staking	8,500	-	-	8,500
Write-off of acquisition costs	-	(28,250)	(229,200)	(257,450)
Total deferred exploration during the period	54,228	-	-	54,228
Balance, September 30, 2005	54,228	-	-	54,228
Mineral property and deferred exploration, September 30, 2005	$334,228	$-	$-	$334,228

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(a)

Pamlico & Gold Bar Properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

(i)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

The Company paid Bonanza $107,500, in accordance with the terms above.

(ii)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

1)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

2)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

3)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(a)

Pamlico & Gold Bar Properties (continued)

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $100,000 (2004 – $nil).

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $300,950 (2004 – $nil).

(b)

Uranium Properties

During the period, the Company entered into an agreement dated June 15, 2005 with Bullion Fund Inc. ("Bullion"), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims covering 19,172 hectares located in northern Saskatchewan, 46 mineral claims covering 920 acres located in Mineral County, Nevada, and eighty mineral claims covering 1,600 acres located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims.

As consideration for the claims, the Company will deliver the following to Bullion:

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(b)

Uranium Properties (continued)

(i)

$100,000 cash payable in the following installments:

1)    $40,000 following execution of the purchase agreement;

2)    $10,000 within five days of the closing date:

3)    $25,000 on or before the date that is three months after the closing date; and

4)    $25,000 on or before the date that is six months after the closing date.

The Company paid $50,000 during the period as per the terms mentioned above.

(ii)

$200,000 to be paid by the issuance of 500,000 common shares within five days of the closing date (issued).

The Company paid a finder's fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a deemed price of $0.20 per share.

5.

Share capital

(a)

Authorized

Unlimited (2004 – 100,000,000) common shares are authorized, with no par value.

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares as at December 31, 2002 and 2003	23,812,916	$3,124,218
Consolidation on a 5:1 basis	(19,050,333)	-
Issued pursuant to a private placement	2,500,000	375,000
Share issuance costs	-	(17,550)
Balance, December 31, 2004	7,262,583	3,481,668
Shares issued:
by way of private placement	500,000	75,000
on acquisition of uranium properties (note 4(b))	650,000	230,000
Exercise of warrants	1,271,666	254,333
Balance, September 30, 2005	9,684,249	$4,041,001

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

5.

Share capital (continued)

(b)

Issued and outstanding

During the year ended December 31, 2004, the Company restructured its share capital through a five-to-one share consolidation.

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 until August 27, 2005 and at a price of $0.30 until August 27, 2006. A finder’s fee of $17,550 was paid on a portion of this private placement.

During the period, the Company completed a non-brokered private placement of 500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant of the Company.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share for twelve months from the date of issuance and $0.30 per share thereafter, to a maximum of two years from the date of issuance.

(b)

Escrow shares

As at September 30, 2005, the Company held 613,463 (December 31, 2004 – 901,416) common shares in escrow subject to a three-year value security escrow agreement and a six-year surplus security escrow agreement.

(d)

Warrants

Each warrant entitles the holder to purchase one common share of the Company.

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	13,180,241	$0.18
Consolidation on a 5:1 basis	(10,544,193)	$-
Issued	2,500,000	$0.20
Expired	(2,636,048)	$0.18
Balance, December 31, 2004	2,500,000	$0.20
Exercise of warrants	(1,271,666)	$0.20
Issued	500,000	$0.20
Balance, September 30, 2005	1,728,334	$0.20

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

5.

Share capital (continued)

(d)

Warrants

Share purchase warrants outstanding at September 30, 2005 are as follows:

Number of Shares	Exercise Price	Expiry Date
1,228,334	Year 2 $0.30	August 27, 2006
500,000	Year 1 $0.20	July 27, 2006
	Year 2 $0.30	July 27, 2007

(e)

Stock options

The Company maintains a fixed stock option plan that enables management to grant options to directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2003	1,140,000	$0.10
Consolidation on a 5:1 basis	(912,000)	$(0.10)
Cancelled	(2,000)	$0.15
Granted	416,000	$0.15
Balance, December 31, 2004	642,000	$0.13
Cancelled	(8,000)	$0.15
Balance, September 30, 2005	634,000	$0.13

The following table summarizes the stock options outstanding at September 30, 2005:

	Number outstanding at	Number exercisable at
Exercise price	September 30, 2005	Expiry date	September 30, 2005
$0.15	164,000	November 19, 2007	164,000
$0.15	60,000	February 4, 2008	60,000
$0.15	410,000	July 13, 2009	398,597
	634,000		622,597

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

5.

Share capital (continued)

(e)

Stock options (continued)

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

During the period, under the fair value based method, $12,197 (2004 – $15,268) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	3%	3%
Expected dividend yield	0%	0%
Stock price volatility	98%	70%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the period is $0.11 (2004 – $0.06) each.

Subsequent to the period, the company granted to insiders, employees and consultants an aggregate of 318,000 stock options, exercisable for a period of five years, at a price of $0.32 per share.

(f)

Contributed surplus

	September 30,	December 31,
	2005	2004
Balance, beginning of period, as previously reported	$98,895	$990
Adjustment to reflect change in accounting for
Stock options (note 2(h))
- Fiscal 2002	-	20,598
- Fiscal 2003	-	24,810
Balance, beginning of period, restated	98,895	46,398
Stock compensation	12,197	52,497
Balance, end of period	$111,092	$98,895

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

6.

Related party transactions

(a)

During the period, the Company paid or accrued $45,000 (2004 – $45,000) for management fees and $9,000 (2004 – $9,000) for administrative fees to a company owned by directors of the Company.

(b)

During the period, the Company paid $12,682 (2004 - $nil) for rent to a company controlled by a spouse of a director of the Company.

(c)

During the period, the Company paid $nil (2004 – $14,265) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.